==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 10, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                     Tel. 604-687-1117 / Fax 604-687-6100

--------------------------------------------------------------------------------

                                       |            [GRAPHIC OMITTED]
          SHAREHOLDER                  |    [LOGO - T E C K  C O M I N C O ]
          REPORT                       |---------------------------------------
                                       |


1Q      RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2006
--------------------------------------------------------------------------------

                             TECK COMINCO REPORTS
              NET EARNINGS OF $448 MILLION FOR THE FIRST QUARTER

Don Lindsay, President and CEO said, "Compared with a year ago, the company had a strong first quarter as a result of higher metal and coal prices, despite seasonally low sales volumes from Red Dog and lower copper, molybdenum and coal sales volumes."

HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Unaudited net earnings were $448 million or $2.19 per share in the first quarter, compared with $205 million or $1.01 per share in the first quarter of 2005. Included in first quarter earnings were after-tax gains from the sale of investments of $58 million.

    o Cash flow from operations, before changes to non-cash working capital items, was $461 million in the first quarter compared with $288 million in the first quarter of 2005.

    o The company and Falconbridge Ltd. (50/50 joint venture partners) are planning a restart of the closed Lennard Shelf zinc operations in Australia. The plan is subject to the final approval of both companies.

    o The Pogo mine commenced operations in the first quarter though mill throughput has not reached design capacity due to bottlenecks in the tailings filtration plant. Commissioning issues are being addressed.

    o A pre-feasibility study for the Morelos gold project in Mexico was initiated in the first quarter, with results expected by the first quarter of 2007.

    o The Elk Valley Coal Partnership reached agreement on prices with its major customers for the 2006 coal year beginning April 1, 2006, at an average price of US$107 per tonne.

    o During the first quarter, the company paid $81 million of dividends, repaid corporate debt of $210 million and incurred $128 million of capital expenditures. Cash increased by $81 million in the quarter to $3.2 billion against total long-term debt of $1.5 billion excluding the Inco exchangeable debentures.


--------------------------------------------------------------------------------
             Additional corporate information is available on the
                    Internet at http://www.teckcominco.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT APRIL 24, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

EARNINGS

Unaudited net earnings in the first quarter were $448 million or $2.19 per share compared with net earnings of $205 million or $1.01 per share in the first quarter of 2005. Included in the first quarter net earnings were after-tax gains from the sale of investments of $58 million ($71 million before tax).

The significantly higher net earnings in the quarter, excluding the gain on sale of investments, were mainly the result of higher prices for the company's products. Average LME cash prices for copper and zinc were US$2.24 and US$1.02 per pound respectively in the quarter, up significantly from US$1.48 and US$0.60 per pound respectively compared with the first quarter in 2005. Coal prices averaged US$122 per tonne in the first quarter of 2006 compared with US$61 per tonne a year ago. A lower Canadian/U.S. dollar exchange rate of 1.16 in the first quarter compared with 1.23 a year ago partially offset the higher commodity prices.

Operating profit in the first quarter almost doubled to $624 million from $319 million in the same period in 2005, with significantly higher profits from Trail, Elk Valley Coal, and copper operations due to higher commodity prices. Partially offsetting the higher commodity prices were a weaker U.S. dollar, and lower sales volumes for copper, coal and molybdenum compared with a year ago. With rising metal prices, first quarter operating results included $67 million of revenues from final concentrate pricing, which related to copper and zinc sales in the fourth quarter of 2005, compared with $9 million a year ago.

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $461 million in the first quarter compared with $288 million in the first quarter of 2005 due to higher operating profits.

Cash flow after non-cash working capital changes was $371 million compared with $309 million in the first quarter of 2005. The increase in receivables and inventories was due mainly to a buildup of inventories at the Red Dog mine and timing of sales.


2     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

Revenues from operations were $1.3 billion in the first quarter of 2006 compared with $928 million in the same period a year ago. The increase over the first quarter of 2005 was due mainly to significantly higher prices for copper, zinc and coal. Sales volumes of metallurgical coal were 6% lower compared with the first quarter of 2005 due to timing of shipments and general market conditions. Molybdenum sales were 25% lower than a year ago as a result of reduced production out of Highland Valley Copper in the current quarter. Copper sales volumes of 56,000 tonnes were 19% lower than the first quarter of 2005 because of timing of revenue recognition, with some concentrate shipments in late March to be recognized as sales in the second quarter because title had not been passed to customers.


AVERAGE METAL PRICES AND EXCHANGE RATE
--------------------------------------

                                                         First Quarter
                                                -------------------------------
                                                   2006      2005    % Change

COPPER (LME Cash - US$/pound)                      2.24      1.48        +51%
ZINC (LME Cash - US$/pound)                        1.02      0.60        +70%
LEAD (LME Cash - US$/pound)                        0.56      0.44        +27%
GOLD (LME PM fix - US$/ounce)                       554       427        +30%
MOLYBDENUM (realized - US$/pound)                    20        27        -26%
COAL (realized - US$/tonne)                         122        61       +100%
CANADIAN/U.S. EXCHANGE RATE (Bank of Canada)       1.16      1.23         -6%


Sales of metals in concentrate are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes estimated prices for sales occurring in the quarter and final pricing adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of additional revenues recognized by the company on any price increases will be reduced by any price participation deductions as provided in the smelting and refining agreements.

At December 31, 2005, outstanding receivables included 192 million pounds of copper provisionally valued at US$2.03 per pound and 205 million pounds of zinc provisionally valued at US$0.87 per pound. During the first quarter of
2006, 178 million pounds of copper included in the December 31, 2005 receivables were settled at an average final price of US$2.24 per pound and 189 million pounds of zinc were settled at an average final price of US$0.98 per pound.

At March 31, 2006, outstanding receivables included 137 million pounds of copper provisionally valued at US$2.49 per pound and 97 million pounds of zinc provisionally valued at US$1.22 per pound.



3     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

PRODUCTION AND SALES (NOTE 1)
                                                           PRODUCTION             SALES
                                                       -----------------   -----------------
                                                          FIRST QUARTER      FIRST QUARTER
                                                          2006      2005     2006     2005
--------------------------------------------------------------------------------------------
TRAIL METAL OPERATIONS

   REFINED ZINC - Thousand tonnes                           74        71       75       68

   REFINED LEAD - Thousand tonnes                           24        22       23       22

   SURPLUS POWER - GW.h                                      -         -      249      194

MINE OPERATIONS (Note 2)

   ZINC - Thousand tonnes
     Red Dog                                               135       136      115      109
     Antamina                                                6        14        8       15
     Pend Oreille                                            9        10        9       10
     Louvicourt                                              -         1        -        1
     ---------------------------------------------------------------------------------------
                                                           150       161      132      135

   COPPER - Thousand tonnes
     Highland Valley Copper                                 36        38       44       46
     Antamina                                               23        21       12       21
     Louvicourt                                              -         2        -        2
     ---------------------------------------------------------------------------------------
                                                            59        61       56       69

   LEAD - Thousand tonnes
     Red Dog                                                30        21        5        2
     Pend Oreille                                            1         1        1        1
     ---------------------------------------------------------------------------------------
                                                            31        22        6        3

   MOLYBDENUM - Thousand pounds
     Highland Valley Copper                              1,182     1,965    1,010    1,843
     Antamina                                              929       634    1,024      870
     ---------------------------------------------------------------------------------------
                                                         2,111     2,599    2,034    2,713

   GOLD - Thousand ounces
     Hemlo                                                  53        62       56       64
     Pogo (Note 3)                                           7         -        3        -
     Other                                                   3         4        2        4
     ---------------------------------------------------------------------------------------
                                                            63        66       61       68

   COAL - Thousand tonnes
     Elk Valley Coal (Note 4)                            2,294     2,527    2,020    2,160

Notes:
(1)  The table presents the company's share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Pogo operations have not reached commercial production levels and the results from operations are not included in the company's earnings.
(4) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005 and 38% from April 1, 2004 to March 31, 2005. Effective April 1, 2006, the company's direct interest increased to 40%.


4     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

REVENUES, DEPRECIATION AND OPERATING PROFIT

                                                                       DEPRECIATION                OPERATING
($ IN MILLIONS)                               REVENUES               AND AMORTIZATION           PROFIT (Note 1)
                                         --------------------      ----------------------     ---------------------
                                           FIRST QUARTER               FIRST QUARTER             FIRST QUARTER
                                             2006     2005             2006       2005             2006     2005
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)           $  363     $269              $11        $11            $  71    $  21
   Red Dog                                    216      101               12         15              138       43
   Pend Oreille                                18       11                4          4                6       (1)
   Inter-segment sales and other              (63)     (27)               -          -              (17)       1
   ----------------------------------------------------------------------------------------------------------------
                                              534      354               27         30              198       64

COPPER
   Highland Valley Copper                     299      238               10         15              205      134
   Antamina                                   111      116                6          9               90       73
   Louvicourt                                   -       10                -          2                -        5
   ----------------------------------------------------------------------------------------------------------------
                                              410      364               16         26              295      212

GOLD
   Hemlo                                       37       34                7          6                4        3

COAL
   Elk Valley Coal (Note 2)                   292      176                7          8              127       40
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      $1,273     $928              $57        $70             $624     $319
===================================================================================================================

Notes:
(1) Depreciation and amortization are deducted in calculating operating profit.
(2) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005 and 38% from April 1, 2004 to March 31, 2005. Effective April 1, 2006, the company's direct interest increased to 40%.


5     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

OPERATIONS
----------

TRAIL SMELTER AND REFINERIES (100%)
                                                 Three months ended March 31
                                               ------------------------------
     100%                                            2006               2005

     Zinc production (000's tonnes)                  74.4               71.4
     Lead production (000's tonnes)                  23.5               21.5
     Zinc sales (000's tonnes)                       74.9               68.4
     Lead sales (000's tonnes)                       23.2               21.9
     Surplus power sold (GW.h)                        249                194
     Power price (US$/megawatt hr)                     50                 53
     Operating profit ($ millions)
          - Metal operations                           62                 13
          - Power sales                                 9                  8

Trail metal operations operated well in the first quarter with refined zinc production increasing by 4% over last year to 74,400 tonnes. Lead production increased by 9% to 23,500 tonnes due to record performance of the Kivcet lead smelter.

Operating profit improved significantly to $62 million from $13 million a year ago due mainly to significantly higher zinc prices and increased sales volumes for zinc and lead, partially offset by a weaker U.S. dollar. Operating profit in the first quarter of 2005 was adversely affected by the costs incurred during the Kivcet maintenance shutdown which totalled $14 million.

Operating profit from surplus power sales was slightly higher than a year ago at $9 million, as increased power sales were partially offset by lower power prices and the effect of a weaker U.S. dollar compared with the first quarter of 2005.

Construction of the tin removal process in the drossing plant continued on schedule during the quarter and commissioning is expected to be completed by early May. This will increase Trail's indium production capacity to over 75,000 kilograms per year. Forecast production for 2006 is 52,000 kilograms.

RED DOG (100%)
                                                 Three months ended March 31
                                               -------------------------------
     100%                                            2006               2005

     Tonnes milled (000's)                            759                711
     Zinc grade (%)                                  21.7               22.2
     Lead grade (%)                                   6.6                4.8
     Zinc recovery (%)                               82.3               86.6
     Lead recovery (%)                               58.9               61.0
     Zinc production (000's tonnes)                 135.4              136.4
     Zinc sales (000's tonnes)                      114.9              109.0
     Lead production (000's tonnes)                  29.6               20.7
     Lead sales (000's tonnes)                        4.6                1.8
     Operating profit ($ millions)                    138                 43

Mill throughput at Red Dog was 7% higher than a year ago when unscheduled maintenance shutdowns adversely affected production in the first quarter of 2005. Zinc production was similar to last year as the higher throughput was offset by lower mill recoveries due to the ore type processed in the quarter. Lead production of 29,600 tonnes was 43% higher than a year ago due mainly to higher ore grades.

Significantly higher zinc prices and revenues of $25 million from final concentrate pricing resulted in an operating profit of $138 million in the first quarter compared with $43 million in 2005.


6     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

Zinc in concentrate sales in the second quarter of 2006 are estimated to be 62,000 tonnes compared with sales of 52,000 tonnes in the second quarter of 2005. Due to the seasonality of shipments, sales in the first two quarters of 2006 are significantly lower than sales of 197,000 tonnes and 186,000 tonnes respectively in the third and fourth quarters of 2005.

ANTAMINA (22.5%)
                                                   Three months ended March 31
                                                 ------------------------------
     100%                                               2006           2005

     Tonnes milled (000's)                             7,549          7,072
     Copper grade (%)                                   1.47           1.41
     Zinc grade (%)                                     0.61           1.16
     Copper recovery (%)                                90.4           90.2
     Zinc recovery (%)                                  79.0           84.8
     Copper production (000's tonnes)                  101.2           91.9
     Copper sales (000's tonnes)                        84.6           92.3
     Zinc production (000's tonnes)                     26.3           59.8
     Zinc sales (000's tonnes)                          33.6           63.9
     Molybdenum production (000's pounds)              4,129          2,817
     Molybdenum sales (000's pounds)                   4,553          3,867
     Company's share of operating profit ($ millions)     90             73

Mill throughput in the first quarter was 7% higher than the same period a year ago due mainly to a favourable ore mix. Copper-only ore accounted for 78% of mill throughput compared with 63% in the first quarter of 2005. As a result, copper production increased by 10% to 101,200 tonnes while zinc production was significantly lower at 26,300 tonnes compared with 59,800 tonnes last year. Molybdenum production in the first quarter was significantly higher than last year due mainly to the increased copper-only ores processed in the quarter and higher mill recoveries resulting from process improvements that were completed in the second quarter of 2005.

Copper sales volumes of 84,600 tonnes in the first quarter were lower than 92,300 tonnes in the same period in 2005, as some shipments in March will be recognized in sales revenues in the second quarter because title and ownership have not been passed to the customers. Zinc sales volumes were approximately one-half of last year's due to lower production volumes.

The company's share of molybdenum revenues in the first quarter was similar to last year at $21 million, as a lower realized molybdenum price, which averaged US$18 per pound compared with US$24 per pound last year, offset the effect of the increased sales volumes.

Despite significantly lower copper sales volumes, the company's 22.5% share of operating profit in the first quarter was $90 million, including $15 million of revenues from final concentrate pricing, compared with operating profits of $73 million in the first quarter of 2005.

The company's share of copper sales in the second quarter is estimated to be higher at 30,000 tonnes as an unusually high volume of copper concentrate shipments in late March will be recognized as sales in the second quarter.

Mine production for the year on a 100% basis is estimated to be 390,000 tonnes of copper and 165,000 tonnes of zinc in concentrate.

On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of project net cash flow after recovery of capital costs and an interest factor. The company commenced accruing this royalty expense at the end of February 2006, with the first payment to be made on May 15. Royalty expense in the first quarter amounted to $2.5 million.


7     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

HIGHLAND VALLEY COPPER (97.5%)
                                                 Three months ended March 31
                                               -------------------------------
     100%                                           2006                2005

     Tonnes milled (000's)                        10,905              11,435
     Copper grade (%)                              0.367               0.383
     Copper recovery (%)                            91.5                88.5
     Copper production (000's tonnes)               36.7                38.7
     Copper sales (000's tonnes)                    44.7                46.9
     Molybdenum production (000's pounds)          1,212               2,016
     Molybdenum sales (000's pounds)               1,035               1,890
     Company's share of operating
        profit ($ millions)                          205                 134

Copper production was 5% lower than the first quarter of 2005 due mainly to lower throughput which resulted from the processing of harder ore types in the quarter. Molybdenum production was 40% lower than a year ago due mainly to lower ore grades.

Copper sales volumes were 5% lower than a year ago, but were in excess of production as mine site inventories were reduced. Molybdenum revenues were $26 million in the first quarter, significantly lower than $68 million in the first quarter of 2005 due mainly to a 45% reduction in sales volumes and a lower realized molybdenum price of US$22 per pound compared with US$29 per pound in the first quarter of 2005.

Despite lower molybdenum revenues, operating profit in the first quarter of 2006 was $205 million compared with $134 million a year ago due to significantly higher copper prices and revenues from final concentrate pricing of $27 million.

HEMLO GOLD MINES (50%)
                                                 Three months ended March 31
                                               -------------------------------
     100%                                           2006                2005

     Tonnes milled (000's)                           809                 894
     Grade (g/tonne)                                4.40                4.63
     Mill recovery (%)                              93.3                93.7
     Production (000's ozs)                        106.9               124.7
     Sales (000's ozs)                             111.6               128.4
     Cash operating cost per ounce (US$)             412                 317
     Company's share of operating
        profit ($ millions)                            4                   3

Mill throughput was 10% lower than last year due to equipment availability and excess water in the Williams pit caused by heavy rains, which restricted mining activities. As a result, gold production declined by 17,800 ounces to 106,900 ounces in the first quarter of 2006. The average gold price realized in the first quarter was US$544 (C$628) per ounce compared with US$429 (C$526) per ounce in 2005.

Cash operating costs increased to US$412 per ounce from US$317 per ounce in the first quarter of 2005 due in part to higher mining costs, the effect of the lower production ounces and the translation of Canadian dollar costs at a less favourable Canadian/U.S. dollar exchange rate. The higher gold price was largely offset by the increased operating costs resulting in operating profits of $4 million, slightly higher than a year ago.


8     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

ELK VALLEY COAL PARTNERSHIP (39%)
                                                  Three months ended March 31
                                                ------------------------------
     100%                                            2006              2005

     Coal production (000's tonnes)                 5,882             6,651
     Coal sales (000's tonnes)                      5,180             5,683
     Average sale price (US$/tonne)                   122                61
     Average sale price (Cdn$/tonne)                  144                81
     Cost of product sold (Cdn$/tonne)                 40                28
     Transportation (Cdn$/tonne)                       38                31
     Company's share of operating
        profit ($ millions)*                          127                40

     * Results from Elk Valley Coal Partnership represent the company's 39% direct interest from April 1, 2005 and 38% from April 1, 2004 to March 31, 2005. The company's direct interest in Elk Valley Coal increased to 40% effective April 1, 2006.

Coal production decreased by 12% in the first quarter compared with the same period last year, as production was curtailed due to rising inventories as a result of customers delaying shipments. Coal sales were 700,000 tonnes lower than production in the first quarter and 9% lower than last year. Unit mine operating costs increased significantly due to higher input costs, including fuel, and the effect of the lower production. Transportation costs increased due to higher port rates that are tied to the higher coal prices and to higher rail rates.

The average coal price doubled in the first quarter to US$122 per tonne reflecting the 2005 coal year prices which were significantly higher than the 2004 coal year prices realized in the first quarter of 2005. The company's share of operating profit was $127 million compared with $40 million in the first quarter of 2005 due to the higher coal price, partially offset by the higher operating costs and lower sales volumes.

During the first quarter, Elk Valley Coal settled substantially all of its contracts for the 2006 coal year at an average price across all coal products of approximately US$107 per tonne compared with US$122 per tonne for the 2005 coal year. In addition to a lower contract price for hard coking coal, the lower average price is also affected by a higher component of lower priced thermal and PCI coal products in the new coal sales contracts. On a calendar year basis, and taking into account the carry-over of 2005 coal year sales, the average calendar year price is expected to be approximately US$112 per tonne compared with US$99 per tonne in 2005.

Due to market conditions, there has been substantial variability in Elk Valley Coal's sales volumes. Sales in 2006 are expected to be between 22 and 25 million tonnes.

Negotiation are in progress to settle the collective agreements at the Elkview mine, which expired at the end of October 2005, and the Fording River mine, which expires at the end of April 2006.

Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the port loading rate under its contract with Westshore Terminals for the Elkview operations effective April 1, 2005. Arbitration to determine the rate is scheduled for the second quarter of 2006.

COSTS AND EXPENSES

Interest expense of $27 million in the first quarter of 2006 was higher than the $13 million recorded in the first quarter of 2005 mainly as a result of the US$1.0 billion bond issue completed in September 2005.

Administration expense was $9 million higher in the first quarter compared with a year ago, primarily due to an increase in stock-based compensation expense as a result of the appreciation of the company's share price.

Included in other income of $120 million in the first quarter were $71 million in gains on sale of investments, $37 million of interest income and $15 million in investment income from the company's holding of Fording Canadian Coal Trust units.


9     TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

Income and resource taxes included capital gains taxes of $13 million on the gain on sale of investment of $71 million. Excluding these amounts, income and resource taxes on earnings of $610 million were $220 million or 36%. This composite tax rate was higher than the Canadian Statutory rate of 34% as it includes the effect of provincial mineral taxes in Canada, which increases the overall tax rate for certain operations. Partially offsetting this was the effect of depletion allowances in Canada and the United States.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $461 million in the first quarter compared with $288 million a year ago due mainly to higher operating profits. Cash flow from operations, after changes in non-cash working capital items, was $371 million compared with $309 million in the previous year. The increase in non-cash working capital items was due in part to a buildup of inventory at Red Dog, which is seasonal, and at the Elk Valley Coal Partnership.

Capital expenditures in the first quarter were $74 million of which $44 million was sustaining capital and $30 million was for development projects. Funding for the Fort Hills oil sands project totalling $54 million, including the purchase of additional oil sand leases and land purchased for the upgrader site. The company received $110 million on the sale of investments in the period.

Cash used on financing activities in the first quarter included $81 million of dividends and long-term debt repayments of $210 million, of which US$150 million was for the debenture which matured in February 2006.

After paying $81 million of dividends, $210 million to reduce corporate debt and $128 million on capital expenditures and investments, the company increased its cash position by $81 million in the quarter to $3.2 billion at March 31, 2006, against total long-term debt of $1.5 billion excluding the Inco exchangeable debentures.

The company also had bank credit facilities aggregating $1.1 billion. Unused credit lines under these facilities amounted to $920 million.

CORPORATE DEVELOPMENT

Construction of the Pogo mine in Alaska was completed in the first quarter except for the installation of the underground ore conveying system which is expected to be fully operational in the second quarter. Underground development and commissioning of the mine and mill are ongoing. Performance of the mill grinding and flotation circuits has met expectations but design throughput cannot be sustained because of inadequate tailings filtration capacity. Although the mine was expected to be in commercial production by the end of the second quarter, the current expectation is that it will operate at approximately 50-60% of design capacity at that time. The company intends, subject to management committee approval, to install a third filter at a cost of approximately US$10-12 million and undertake other filter plant modifications. Full production is not expected to be achieved until after the modifications are fully operational in the first quarter of 2007. Operating income or loss before commencement of commercial production will be capitalized as part of development costs.

The company and Falconbridge Ltd., 50/50 joint venture partners in the closed Lennard Shelf zinc operations in Australia, are planning a restart of operations at the Pillara mine and concentrator. The estimated total capital cost is A$23 million (C$20 million) excluding initial working capital requirements. The annual production rate is estimated to be 70,000 to 80,000 tonnes of zinc in concentrate during a mine life of four to five years. Mill startup is anticipated in January 2007 with full production by the end of the first quarter in 2007. The plan is subject to the final approval of both companies.

A pre-feasibility study for the Morelos gold project in Mexico began in the first quarter, including in-fill drilling, geotechnical, engineering and environmental studies. The results of the study are expected in the first quarter of 2007.


10    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

Fort Hills Energy Limited Partnership (Teck Cominco 15%), which is developing the Fort Hills oil sands project located 90 kilometres north of Fort McMurray, Alberta, purchased two additional oil sands leases for $60 million in the first quarter. The newly acquired leases are adjacent to the north boundary of the existing three Fort Hills oil sands leases and cover 12,986 acres, increasing the total land holdings to 58,138 acres. Development of the project is progressing with engineering and design work and a preliminary cost estimate is expected to be completed near the end of 2006.

On April 20, 2006 the Fort Hills Energy Limited Partnership published a document in connection with the permitting process for its Sturgeon Country upgrader including a potential first phase upgrader capacity of up to 170,000 barrels of bitumen per day, with ultimate capacity of up to 350,000 to 400,000 barrels of bitumen per day. This is substantially larger than the previously announced capacity. The Partnership will make a final decision regarding upgrader capacity later next year in the context of feasibility work on the Fort Hills oil sands project as a whole.

OUTLOOK

Except as discussed above in relation to Pogo, and elsewhere in relation to specific operations, there are no significant changes expected in operating plans or production rates at the company's operations for the balance of 2006.

The company reported record profits in the first quarter of 2006 due mainly to significantly higher commodity prices. Copper and zinc prices continued to move upward to all time highs subsequent to the quarter-end, with LME inventory levels for copper and zinc remaining at low levels and new short-term metal supplies constrained.

The continuing strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

The company's capital expenditures are estimated to be approximately $400 million for the year, including $190 million of sustaining capital expenditures at the company's operations and $210 million on development projects. Majority of the development costs will be spent on the Highland Valley Copper mine life extension and the Fort Hills oil sand project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings (the "Stay") pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.


11    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

The original citizen's suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. The company continues to pursue a cooperative agreement with the EPA to conduct a remedial investigation and feasibility study under EPA oversight and consistent with CERCLA guidance. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance the offer to conduct and fund the studies will be sufficient to resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

ADOPTION OF NEW ACCOUNTING STANDARDS AND CHANGE IN ACCOUNTING POLICY

DEFERRED STRIPPING

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are to be amortized on a unit of production basis over the proven and probable reserves to which they relate.

Under the standard established by the EIC existing deferred stripping costs may continued to be carried on the Balance Sheet and amortized on a unit of production basis over the remaining life of the affected mines. As at January 1, 2006, the opening balance of capitalized stripping cost was $52 million. Mine expansion costs at Highland Valley Copper, which is considered to be a betterment of the property and can be capitalized under the new rules, totalled $8 million as at March 31, 2006.


12    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

MINERAL PROPERTIES COSTS

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the first quarter of 2006, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $12 million. The unrealized market loss on hedging positions totalled $8 million as at March 31, 2006.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)               2006                 2005                             2004
                                                   -------    ------------------------------   ------------------------------
                                                       Q1        Q4      Q3      Q2     Q1         Q4      Q3      Q2     Q1

Revenues                                            1,273     1,343   1,150     994    928      1,051     925     777    675
Operating profit                                      624       686     550     407    319        388     329     217    174
Net earnings                                          448       510     405     225    205        285     120     116     96
Earnings per share                                  $2.19     $2.50   $2.00   $1.11  $1.01      $1.42   $0.62   $0.60  $0.51
Cash flow (before changes to working
capital items)                                        461       555     476     330    288        403     329     197    180

OUTSTANDING SHARE DATA

As at April 18, 2006 there were 199,130,727 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 2,669,010 director and employee stock options with exercise prices ranging between $6.39 and $66.40 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion is set out in note 16 of the company's 2005 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this press release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.


13    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and that there are no material unanticipated variations in the cost of energy or supplies.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q1/2006 financial results on Tuesday, April 25, 2006 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.newswire.ca and www.q1234.com. The webcast will be archived at www.teckcominco.com.

                                             On behalf of the Board,


                                             "Donald R. Lindsay"

Vancouver, B.C.                              Donald R. Lindsay
April 24, 2006                               President and CEO


14    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
=============================================================================================================================
                                                                                                    THREE MONTHS ENDED
                                                                                                         MARCH 31
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                                                     2006              2005
=============================================================================================================================
                                                                                                                  Note 1(b)

REVENUES                                                                                          $1,273             $ 928
OPERATING EXPENSES                                                                                  (592)             (539)
DEPRECIATION AND AMORTIZATION                                                                        (57)              (70)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                                     624               319

OTHER EXPENSES
     General and administrative                                                                      (24)              (15)
     Interest on long-term debt                                                                      (27)              (13)
     Exploration                                                                                      (8)               (5)
     Research and development                                                                         (4)               (4)
     Other income (Note 4)                                                                           120                31

-----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME AND RESOURCE TAXES                                                            681               313

PROVISION FOR INCOME AND RESOURCE TAXES                                                             (233)             (108)

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                                       $ 448             $ 205
=============================================================================================================================

BASIC EARNINGS PER SHARE                                                                           $2.19             $1.01
DILUTED EARNINGS PER SHARE                                                                         $2.06             $0.95
WEIGHTED AVERAGE SHARES OUTSTANDING (MILLIONS)                                                     203.5             201.6

SHARES OUTSTANDING AT END OF PERIOD (MILLIONS)                                                     203.8             202.3


15    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
=============================================================================================================================
                                                                                                      THREE MONTHS ENDED
                                                                                                           MARCH 31
(IN MILLIONS OF DOLLARS)                                                                               2006            2005
=============================================================================================================================
                                                                                                                   Note 1(b)

OPERATING ACTIVITIES
        Net earnings                                                                                 $  448          $  205
        Items not affecting cash:
           Depreciation and amortization                                                                 57              70
           Future income and resource taxes                                                              21              28
           Gain on sale of investments and assets                                                       (71)            (20)
           Other                                                                                          6               5
        ---------------------------------------------------------------------------------------------------------------------
                                                                                                        461             288
        Net change in non-cash working capital items                                                    (90)             21
        ---------------------------------------------------------------------------------------------------------------------
                                                                                                        371             309

FINANCING ACTIVITIES
        Issuance of long-term debt                                                                       16               -
        Repayment of long-term debt                                                                    (210)            (46)
        Issuance of Class B Subordinate Voting Shares                                                     6              13
        Dividends paid                                                                                  (81)              -
        ---------------------------------------------------------------------------------------------------------------------
                                                                                                       (269)            (33)
INVESTING ACTIVITIES
        Property, plant and equipment                                                                   (74)            (62)
        Investment in Fort Hills Energy Limited Partnership                                             (54)              -
        Investments and other assets                                                                     (3)             (6)
        Proceeds from sale of investments and assets                                                    110              32
        ---------------------------------------------------------------------------------------------------------------------
                                                                                                        (21)            (36)

-----------------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND TEMPORARY INVESTMENTS                                                               81             240

CASH AND TEMPORARY INVESTMENTS AT BEGINNING OF PERIOD                                                 3,084             907

-----------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF PERIOD                                                      $3,165          $1,147
=============================================================================================================================


16    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
=============================================================================================================================
                                                                                             MARCH 31             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                         2006                    2005
=============================================================================================================================
                                                                                                                     Note 1(b)

ASSETS
CURRENT ASSETS
      Cash and temporary investments                                                           $3,165                  $3,084
      Accounts and settlements receivable                                                         537                     531
      Inventories                                                                                 684                     668
      ------------------------------------------------------------------------------------------------------------------------
                                                                                                4,386                   4,283

INVESTMENTS                                                                                       681                     666

PROPERTY, PLANT AND EQUIPMENT                                                                   3,527                   3,516

OTHER ASSETS                                                                                      334                     344

------------------------------------------------------------------------------------------------------------------------------
                                                                                               $8,928                  $8,809
------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                                                   $432                    $442
      Dividends payable                                                                             -                      81
      Current portion of long-term debt                                                            38                     213
      Current income and resource taxes payable                                                   218                     261
      Current portion of future income and resource taxes                                         150                     118
      ------------------------------------------------------------------------------------------------------------------------
                                                                                                  838                   1,115

LONG-TERM DEBT                                                                                  1,488                   1,508
OTHER LIABILITIES (Note 6)                                                                        667                     667
FUTURE INCOME AND RESOURCE TAXES                                                                  847                     888
EXCHANGEABLE DEBENTURES                                                                           248                     248
SHAREHOLDERS' EQUITY (Note 7)                                                                   4,840                   4,383

------------------------------------------------------------------------------------------------------------------------------
                                                                                               $8,928                  $8,809
------------------------------------------------------------------------------------------------------------------------------


17    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
=============================================================================================================================
                                                                                                       THREE MONTHS ENDED
                                                                                                            MARCH 31
(IN MILLIONS OF DOLLARS)                                                                                2006            2005
=============================================================================================================================

RETAINED EARNINGS AT BEGINNING OF PERIOD                                                              $2,228          $1,049

Net earnings                                                                                             448             205
Interest on exchangeable debentures, net of taxes                                                         (1)             (1)

-----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                                                                    $2,675          $1,253
=============================================================================================================================



18    TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


1.   BASIS OF PRESENTATION

     (a) These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

     (b) Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.


2. ADOPTION OF NEW ACCOUNTING STANDARDS AND CHANGE IN ACCOUNTING POLICY

     (a)  Deferred stripping

          Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

          The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be viewed as the opening balance of capitalized stripping costs and amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million, which will be amortized over the respective remaining life of mines. In respect of the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, the accumulated deferred stripping cost as at March 31, 2006 was $8 million.

     (b)  Mineral properties costs

          Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

          Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

          Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.


19   TECK COMINCO LIMITED 20006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


3.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                            THREE MONTHS ENDED
                                                                 MARCH 31
     (IN MILLIONS OF DOLLARS)                               2006         2005
     ---------------------------------------------------------------------------

     Income and resource taxes paid                         $278          $55
     Interest paid                                            22           22


4.   OTHER INCOME (EXPENSE)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31
     (IN MILLIONS OF DOLLARS)                               2006         2005
     ---------------------------------------------------------------------------

     Gain on sale of investments and assets                 $ 71         $ 20
     Interest and investment income                           37            8
     Income from Fording Canadian Coal Trust                  15            6
     Insurance proceeds                                        -           16
     Non-hedge derivative gains (losses)                       2          (11)
      Asset retirement obligation expense for
      closed properties                                       (2)          (2)
     Minority interests                                       (6)          (3)
     Miscellaneous income (expense)                            3           (3)

     ---------------------------------------------------------------------------
                                                            $120         $ 31
     ===========================================================================


5.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                            THREE MONTHS ENDED
                                                                 MARCH 31
     (IN MILLIONS OF DOLLARS)                               2006         2005
     ---------------------------------------------------------------------------

     Pension plans                                          $  9          $11
     Post-retirement benefit plans                             5            4

     ---------------------------------------------------------------------------
     Employee future benefits expense                        $14          $15
     ===========================================================================


6.   OTHER LIABILITIES

                                                      MARCH 31    December 31
     (IN MILLIONS OF DOLLARS)                             2006           2005
     ---------------------------------------------------------------------------

     Asset retirement obligation and other
     post-closure costs                                   $404           $407
     Accrued pension and post-retirement benefits          203            206
     Minority interests                                     23             18
     Other                                                  37             36

     ---------------------------------------------------------------------------
                                                          $667           $667
     ===========================================================================


20   TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


7.   SHAREHOLDERS' EQUITY

     (a)  Components of shareholders' equity
                                                      MARCH 31    December 31
          (IN MILLIONS OF DOLLARS)                        2006           2005
          --------------------------------------------------------------------

          Share capital                                 $2,163         $2,155
          Contributed surplus                               60             61
          Retained earnings                              2,675          2,228
          Cumulative translation adjustment               (165)          (168)
          Exchangeable debentures due 2024                 107            107

          --------------------------------------------------------------------
                                                        $4,840         $4,383
          ====================================================================

          The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.

     (b)  Stock-Based Compensation

          In February 2006, 355,400 share options were granted to employees. These options have an exercise price of $66.40, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated at $23 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 4.11%, a dividend yield of 1.04% and an expected volatility of 35%.

          In the first quarter of 2006 the company issued 127,165 Deferred and Restricted Share Units to employees. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest in three years for employees. Total number of deferred and restricted share units outstanding at the end of the period was 474,494.

          The company recorded stock-based compensation expense of $8 million in 2006 in respect of all outstanding options and share units.


21   TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================

8.   DERIVATIVES AND FINANCIAL INSTRUMENTS AT MARCH 31, 2006
                                                                                                                 Unrealized
                                                                                                               Market Value
                                                           2006        2007       2008       2009      Total     Gain (Loss)
      -----------------------------------------------------------------------------------------------------------------------
                                                                                                             (CDN$ MILLIONS)

      GOLD (thousands of ozs)
         Fixed forward sales contracts                        -          44         44         43        131
         Average price (US$/oz)                               -         350        350        350        350          $(38)

         Fixed forward sales contracts                       30           8          -          -         38
         Average price (C$/oz)                              519         520          -          -        520            (7)

      US DOLLARS (a)
         Fixed forward sales contracts ($                   163           -          -          -        163
         millions)
         Average exchange rate                             1.37           -          -          -       1.37            34

      ZINC (b)
         Fixed forward purchase commitments
            (millions of lbs)                                12           -          -          -         12
         Average price (US(cent)/lb)                         84           -          -          -         84             3

      INTEREST RATE SWAP
      Principal Amount          Rate Swapped          Rate Obtained              Maturity Date               Unrealized Loss
      -----------------------------------------------------------------------------------------------------------------------
      US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                           (3)

(a) Included in the U.S. dollar forward sales contracts of US$163 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$26 million.

(b) From time to time, certain customers purchase refined zinc at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.



22   TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


9.   CONTINGENCIES

     The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2006, or with respect to future claims, cannot be predicted with certainty.

     (a)  Lake Roosevelt

          On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings (the "Stay") pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

          In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an
          additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

          The original citizen's suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

          The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. The company continues to pursue a cooperative agreement with the EPA to conduct a remedial investigation and feasibility study under EPA oversight and consistent with CERCLA guidance. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

          There can be no assurance the offer to conduct and fund the studies will be sufficient to resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

     (b)  Competition Investigation

          TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

          The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.


23   TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
==============================================================================


10.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc-lead smelter and refineries, zinc, copper, gold and coal mines, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company's investment, exploration and development activities.

        ----------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended March 31, 2006
                                                  ----------------------------------------------------------------------------
                                                    Smelter &        Zinc   Copper      Gold      Coal   Corporate
        ($ IN MILLIONS)                            Refineries       Mines    Mines     Mines     Mines   and Other      Total
        ----------------------------------------------------------------------------------------------------------------------
        Segment revenues                                  363        328       410        37       292         (62)     1,368
        Less inter-segment revenues                         -        (94)        -         -         -          (1)       (95)
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                          363        234       410        37       292         (63)     1,273

        Operating profit                                   71        144       295         4       127         (17)       624
        Interest expense                                    -          -       (3)         -         -         (24)       (27)
        Other corporate income                              -          -         -         -         -          84         84
        ----------------------------------------------------------------------------------------------------------------------
        Earnings before taxes                              71        144       292         4       127          43        681

        Total assets                                    1,432      1,847     1,232       376       645       3,396      8,928

        Capital expenditures                               10          7        40         7         6           4         74


        ----------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended March 31, 2005
                                                  ----------------------------------------------------------------------------
                                                    Smelter &        Zinc   Copper      Gold      Coal   Corporate
        ($ IN MILLIONS)                            Refineries       Mines    Mines     Mines     Mines   and Other      Total
        ----------------------------------------------------------------------------------------------------------------------
        Segment revenues                                  269        154       364        34       176         (26)       971
        Less inter-segment revenues                         -        (42)        -         -         -          (1)       (43)
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                          269        112       364        34       176         (27)       928

        Operating profit                                   21         42       212         3        40           1        319
        Interest expense                                    -          -       (4)         -         -          (9)       (13)
        Other corporate income                              -          -         -         -         -           7          7
        ----------------------------------------------------------------------------------------------------------------------
        Earnings before taxes                              21         42       208         3        40          (1)       313

        Total assets                                    1,334      1,484     1,101       284       532       1,558      6,293

        Capital expenditures                               16          6         4        15        20           1         62



24   TECK COMINCO LIMITED 2006 FIRST QUARTER REPORT

                             TECK COMINCO LIMITED

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED MARCH 31, 2006


THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT APRIL 24, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

EARNINGS

Unaudited net earnings in the first quarter were $448 million or $2.19 per share compared with net earnings of $205 million or $1.01 per share in the first quarter of 2005. Included in the first quarter net earnings were after-tax gains from the sale of investments of $58 million ($71 million before tax).

The significantly higher net earnings in the quarter, excluding the gain on sale of investments, were mainly the result of higher prices for the company's products. Average LME cash prices for copper and zinc were US$2.24 and US$1.02 per pound respectively in the quarter, up significantly from US$1.48 and US$0.60 per pound respectively compared with the first quarter in 2005. Coal prices averaged US$122 per tonne in the first quarter of 2006 compared with US$61 per tonne a year ago. A lower Canadian/U.S. dollar exchange rate of 1.16 in the first quarter compared with 1.23 a year ago partially offset the higher commodity prices.

Operating profit in the first quarter almost doubled to $624 million from $319 million in the same period in 2005, with significantly higher profits from Trail, Elk Valley Coal, and copper operations due to higher commodity prices. Partially offsetting the higher commodity prices were a weaker U.S. dollar, and lower sales volumes for copper, coal and molybdenum compared with a year ago. With rising metal prices, first quarter operating results included $67 million of revenues from final concentrate pricing, which related to copper and zinc sales in the fourth quarter of 2005, compared with $9 million a year ago.

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $461 million in the first quarter compared with $288 million in the first quarter of 2005 due to higher operating profits.

Cash flow after non-cash working capital changes was $371 million compared with $309 million in the first quarter of 2005. The increase in receivables and inventories was due mainly to a buildup of inventories at the Red Dog mine and timing of sales.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

Revenues from operations were $1.3 billion in the first quarter of 2006 compared with $928 million in the same period a year ago. The increase over the first quarter of 2005 was due mainly to significantly higher prices for copper, zinc and coal. Sales volumes of metallurgical coal were 6% lower compared with the first quarter of 2005 due to timing of shipments and general market conditions. Molybdenum sales were 25% lower than a year ago as a result of reduced production out of Highland Valley Copper in the current quarter. Copper sales volumes of 56,000 tonnes were 19% lower than the first quarter of 2005 because of timing of revenue recognition, with some concentrate shipments in late March to be recognized as sales in the second quarter because title had not been passed to customers.


AVERAGE METAL PRICES AND EXCHANGE RATE
--------------------------------------

                                                         First Quarter
                                                -------------------------------
                                                   2006      2005    % Change

COPPER (LME Cash - US$/pound)                      2.24      1.48        +51%
ZINC (LME Cash - US$/pound)                        1.02      0.60        +70%
LEAD (LME Cash - US$/pound)                        0.56      0.44        +27%
GOLD (LME PM fix - US$/ounce)                       554       427        +30%
MOLYBDENUM (realized - US$/pound)                    20        27        -26%
COAL (realized - US$/tonne)                         122        61       +100%
CANADIAN/U.S. EXCHANGE RATE (Bank of Canada)       1.16      1.23         -6%


Sales of metals in concentrate are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes estimated prices for sales occurring in the quarter and final pricing adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of additional revenues recognized by the company on any price increases will be reduced by any price participation deductions as provided in the smelting and refining agreements.

At December 31, 2005, outstanding receivables included 192 million pounds of copper provisionally valued at US$2.03 per pound and 205 million pounds of zinc provisionally valued at US$0.87 per pound. During the first quarter of
2006, 178 million pounds of copper included in the December 31, 2005 receivables were settled at an average final price of US$2.24 per pound and 189 million pounds of zinc were settled at an average final price of US$0.98 per pound.

At March 31, 2006, outstanding receivables included 137 million pounds of copper provisionally valued at US$2.49 per pound and 97 million pounds of zinc provisionally valued at US$1.22 per pound.

PRODUCTION AND SALES (NOTE 1)
                                                           PRODUCTION             SALES
                                                       -----------------   -----------------
                                                          FIRST QUARTER      FIRST QUARTER
                                                          2006      2005     2006     2005
--------------------------------------------------------------------------------------------
TRAIL METAL OPERATIONS

   REFINED ZINC - Thousand tonnes                           74        71       75       68

   REFINED LEAD - Thousand tonnes                           24        22       23       22

   SURPLUS POWER - GW.h                                      -         -      249      194

MINE OPERATIONS (Note 2)

   ZINC - Thousand tonnes
     Red Dog                                               135       136      115      109
     Antamina                                                6        14        8       15
     Pend Oreille                                            9        10        9       10
     Louvicourt                                              -         1        -        1
     ---------------------------------------------------------------------------------------
                                                           150       161      132      135

   COPPER - Thousand tonnes
     Highland Valley Copper                                 36        38       44       46
     Antamina                                               23        21       12       21
     Louvicourt                                              -         2        -        2
     ---------------------------------------------------------------------------------------
                                                            59        61       56       69

   LEAD - Thousand tonnes
     Red Dog                                                30        21        5        2
     Pend Oreille                                            1         1        1        1
     ---------------------------------------------------------------------------------------
                                                            31        22        6        3

   MOLYBDENUM - Thousand pounds
     Highland Valley Copper                              1,182     1,965    1,010    1,843
     Antamina                                              929       634    1,024      870
     ---------------------------------------------------------------------------------------
                                                         2,111     2,599    2,034    2,713

   GOLD - Thousand ounces
     Hemlo                                                  53        62       56       64
     Pogo (Note 3)                                           7         -        3        -
     Other                                                   3         4        2        4
     ---------------------------------------------------------------------------------------
                                                            63        66       61       68

   COAL - Thousand tonnes
     Elk Valley Coal (Note 4)                            2,294     2,527    2,020    2,160

Notes:
(1)  The table presents the company's share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Pogo operations have not reached commercial production levels and the results from operations are not included in the company's earnings.
(4) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005 and 38% from April 1, 2004 to March 31, 2005. Effective April 1, 2006, the company's direct interest increased to 40%.

REVENUES, DEPRECIATION AND OPERATING PROFIT

                                                                       DEPRECIATION                OPERATING
($ IN MILLIONS)                               REVENUES               AND AMORTIZATION           PROFIT (Note 1)
                                         --------------------      ----------------------     ---------------------
                                           FIRST QUARTER               FIRST QUARTER             FIRST QUARTER
                                             2006     2005             2006       2005             2006     2005
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)           $  363     $269              $11        $11            $  71    $  21
   Red Dog                                    216      101               12         15              138       43
   Pend Oreille                                18       11                4          4                6       (1)
   Inter-segment sales and other              (63)     (27)               -          -              (17)       1
   ----------------------------------------------------------------------------------------------------------------
                                              534      354               27         30              198       64

COPPER
   Highland Valley Copper                     299      238               10         15              205      134
   Antamina                                   111      116                6          9               90       73
   Louvicourt                                   -       10                -          2                -        5
   ----------------------------------------------------------------------------------------------------------------
                                              410      364               16         26              295      212

GOLD
   Hemlo                                       37       34                7          6                4        3

COAL
   Elk Valley Coal (Note 2)                   292      176                7          8              127       40
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      $1,273     $928              $57        $70             $624     $319
===================================================================================================================

Notes:
(1) Depreciation and amortization are deducted in calculating operating profit.
(2) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005 and 38% from April 1, 2004 to March 31, 2005. Effective April 1, 2006, the company's direct interest increased to 40%.

OPERATIONS
----------

TRAIL SMELTER AND REFINERIES (100%)
                                                 Three months ended March 31
                                               ------------------------------
     100%                                            2006               2005

     Zinc production (000's tonnes)                  74.4               71.4
     Lead production (000's tonnes)                  23.5               21.5
     Zinc sales (000's tonnes)                       74.9               68.4
     Lead sales (000's tonnes)                       23.2               21.9
     Surplus power sold (GW.h)                        249                194
     Power price (US$/megawatt hr)                     50                 53
     Operating profit ($ millions)
          - Metal operations                           62                 13
          - Power sales                                 9                  8

Trail metal operations operated well in the first quarter with refined zinc production increasing by 4% over last year to 74,400 tonnes. Lead production increased by 9% to 23,500 tonnes due to record performance of the Kivcet lead smelter.

Operating profit improved significantly to $62 million from $13 million a year ago due mainly to significantly higher zinc prices and increased sales volumes for zinc and lead, partially offset by a weaker U.S. dollar. Operating profit in the first quarter of 2005 was adversely affected by the costs incurred during the Kivcet maintenance shutdown which totalled $14 million.

Operating profit from surplus power sales was slightly higher than a year ago at $9 million, as increased power sales were partially offset by lower power prices and the effect of a weaker U.S. dollar compared with the first quarter of 2005.

Construction of the tin removal process in the drossing plant continued on schedule during the quarter and commissioning is expected to be completed by early May. This will increase Trail's indium production capacity to over 75,000 kilograms per year. Forecast production for 2006 is 52,000 kilograms.

RED DOG (100%)
                                                 Three months ended March 31
                                               -------------------------------
     100%                                            2006               2005

     Tonnes milled (000's)                            759                711
     Zinc grade (%)                                  21.7               22.2
     Lead grade (%)                                   6.6                4.8
     Zinc recovery (%)                               82.3               86.6
     Lead recovery (%)                               58.9               61.0
     Zinc production (000's tonnes)                 135.4              136.4
     Zinc sales (000's tonnes)                      114.9              109.0
     Lead production (000's tonnes)                  29.6               20.7
     Lead sales (000's tonnes)                        4.6                1.8
     Operating profit ($ millions)                    138                 43

Mill throughput at Red Dog was 7% higher than a year ago when unscheduled maintenance shutdowns adversely affected production in the first quarter of 2005. Zinc production was similar to last year as the higher throughput was offset by lower mill recoveries due to the ore type processed in the quarter. Lead production of 29,600 tonnes was 43% higher than a year ago due mainly to higher ore grades.

Significantly higher zinc prices and revenues of $25 million from final concentrate pricing resulted in an operating profit of $138 million in the first quarter compared with $43 million in 2005.

Zinc in concentrate sales in the second quarter of 2006 are estimated to be 62,000 tonnes compared with sales of 52,000 tonnes in the second quarter of 2005. Due to the seasonality of shipments, sales in the first two quarters of 2006 are significantly lower than sales of 197,000 tonnes and 186,000 tonnes respectively in the third and fourth quarters of 2005.

ANTAMINA (22.5%)
                                                   Three months ended March 31
                                                 ------------------------------
     100%                                               2006           2005

     Tonnes milled (000's)                             7,549          7,072
     Copper grade (%)                                   1.47           1.41
     Zinc grade (%)                                     0.61           1.16
     Copper recovery (%)                                90.4           90.2
     Zinc recovery (%)                                  79.0           84.8
     Copper production (000's tonnes)                  101.2           91.9
     Copper sales (000's tonnes)                        84.6           92.3
     Zinc production (000's tonnes)                     26.3           59.8
     Zinc sales (000's tonnes)                          33.6           63.9
     Molybdenum production (000's pounds)              4,129          2,817
     Molybdenum sales (000's pounds)                   4,553          3,867
     Company's share of operating profit ($ millions)     90             73

Mill throughput in the first quarter was 7% higher than the same period a year ago due mainly to a favourable ore mix. Copper-only ore accounted for 78% of mill throughput compared with 63% in the first quarter of 2005. As a result, copper production increased by 10% to 101,200 tonnes while zinc production was significantly lower at 26,300 tonnes compared with 59,800 tonnes last year. Molybdenum production in the first quarter was significantly higher than last year due mainly to the increased copper-only ores processed in the quarter and higher mill recoveries resulting from process improvements that were completed in the second quarter of 2005.

Copper sales volumes of 84,600 tonnes in the first quarter were lower than 92,300 tonnes in the same period in 2005, as some shipments in March will be recognized in sales revenues in the second quarter because title and ownership have not been passed to the customers. Zinc sales volumes were approximately one-half of last year's due to lower production volumes.

The company's share of molybdenum revenues in the first quarter was similar to last year at $21 million, as a lower realized molybdenum price, which averaged US$18 per pound compared with US$24 per pound last year, offset the effect of the increased sales volumes.

Despite significantly lower copper sales volumes, the company's 22.5% share of operating profit in the first quarter was $90 million, including $15 million of revenues from final concentrate pricing, compared with operating profits of $73 million in the first quarter of 2005.

The company's share of copper sales in the second quarter is estimated to be higher at 30,000 tonnes as an unusually high volume of copper concentrate shipments in late March will be recognized as sales in the second quarter.

Mine production for the year on a 100% basis is estimated to be 390,000 tonnes of copper and 165,000 tonnes of zinc in concentrate.

On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of project net cash flow after recovery of capital costs and an interest factor. The company commenced accruing this royalty expense at the end of February 2006, with the first payment to be made on May 15. Royalty expense in the first quarter amounted to $2.5 million.

HIGHLAND VALLEY COPPER (97.5%)
                                                 Three months ended March 31
                                               -------------------------------
     100%                                           2006                2005

     Tonnes milled (000's)                        10,905              11,435
     Copper grade (%)                              0.367               0.383
     Copper recovery (%)                            91.5                88.5
     Copper production (000's tonnes)               36.7                38.7
     Copper sales (000's tonnes)                    44.7                46.9
     Molybdenum production (000's pounds)          1,212               2,016
     Molybdenum sales (000's pounds)               1,035               1,890
     Company's share of operating
        profit ($ millions)                          205                 134

Copper production was 5% lower than the first quarter of 2005 due mainly to lower throughput which resulted from the processing of harder ore types in the quarter. Molybdenum production was 40% lower than a year ago due mainly to lower ore grades.

Copper sales volumes were 5% lower than a year ago, but were in excess of production as mine site inventories were reduced. Molybdenum revenues were $26 million in the first quarter, significantly lower than $68 million in the first quarter of 2005 due mainly to a 45% reduction in sales volumes and a lower realized molybdenum price of US$22 per pound compared with US$29 per pound in the first quarter of 2005.

Despite lower molybdenum revenues, operating profit in the first quarter of 2006 was $205 million compared with $134 million a year ago due to significantly higher copper prices and revenues from final concentrate pricing of $27 million.

HEMLO GOLD MINES (50%)
                                                 Three months ended March 31
                                               -------------------------------
     100%                                           2006                2005

     Tonnes milled (000's)                           809                 894
     Grade (g/tonne)                                4.40                4.63
     Mill recovery (%)                              93.3                93.7
     Production (000's ozs)                        106.9               124.7
     Sales (000's ozs)                             111.6               128.4
     Cash operating cost per ounce (US$)             412                 317
     Company's share of operating
        profit ($ millions)                            4                   3

Mill throughput was 10% lower than last year due to equipment availability and excess water in the Williams pit caused by heavy rains, which restricted mining activities. As a result, gold production declined by 17,800 ounces to 106,900 ounces in the first quarter of 2006. The average gold price realized in the first quarter was US$544 (C$628) per ounce compared with US$429 (C$526) per ounce in 2005.

Cash operating costs increased to US$412 per ounce from US$317 per ounce in the first quarter of 2005 due in part to higher mining costs, the effect of the lower production ounces and the translation of Canadian dollar costs at a less favourable Canadian/U.S. dollar exchange rate. The higher gold price was largely offset by the increased operating costs resulting in operating profits of $4 million, slightly higher than a year ago.

ELK VALLEY COAL PARTNERSHIP (39%)
                                                  Three months ended March 31
                                                ------------------------------
     100%                                            2006              2005

     Coal production (000's tonnes)                 5,882             6,651
     Coal sales (000's tonnes)                      5,180             5,683
     Average sale price (US$/tonne)                   122                61
     Average sale price (Cdn$/tonne)                  144                81
     Cost of product sold (Cdn$/tonne)                 40                28
     Transportation (Cdn$/tonne)                       38                31
     Company's share of operating
        profit ($ millions)*                          127                40

     * Results from Elk Valley Coal Partnership represent the company's 39% direct interest from April 1, 2005 and 38% from April 1, 2004 to March 31, 2005. The company's direct interest in Elk Valley Coal increased to 40% effective April 1, 2006.

Coal production decreased by 12% in the first quarter compared with the same period last year, as production was curtailed due to rising inventories as a result of customers delaying shipments. Coal sales were 700,000 tonnes lower than production in the first quarter and 9% lower than last year. Unit mine operating costs increased significantly due to higher input costs, including fuel, and the effect of the lower production. Transportation costs increased due to higher port rates that are tied to the higher coal prices and to higher rail rates.

The average coal price doubled in the first quarter to US$122 per tonne reflecting the 2005 coal year prices which were significantly higher than the 2004 coal year prices realized in the first quarter of 2005. The company's share of operating profit was $127 million compared with $40 million in the first quarter of 2005 due to the higher coal price, partially offset by the higher operating costs and lower sales volumes.

During the first quarter, Elk Valley Coal settled substantially all of its contracts for the 2006 coal year at an average price across all coal products of approximately US$107 per tonne compared with US$122 per tonne for the 2005 coal year. In addition to a lower contract price for hard coking coal, the lower average price is also affected by a higher component of lower priced thermal and PCI coal products in the new coal sales contracts. On a calendar year basis, and taking into account the carry-over of 2005 coal year sales, the average calendar year price is expected to be approximately US$112 per tonne compared with US$99 per tonne in 2005.

Due to market conditions, there has been substantial variability in Elk Valley Coal's sales volumes. Sales in 2006 are expected to be between 22 and 25 million tonnes.

Negotiation are in progress to settle the collective agreements at the Elkview mine, which expired at the end of October 2005, and the Fording River mine, which expires at the end of April 2006.

Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the port loading rate under its contract with Westshore Terminals for the Elkview operations effective April 1, 2005. Arbitration to determine the rate is scheduled for the second quarter of 2006.

COSTS AND EXPENSES

Interest expense of $27 million in the first quarter of 2006 was higher than the $13 million recorded in the first quarter of 2005 mainly as a result of the US$1.0 billion bond issue completed in September 2005.

Administration expense was $9 million higher in the first quarter compared with a year ago, primarily due to an increase in stock-based compensation expense as a result of the appreciation of the company's share price.

Included in other income of $120 million in the first quarter were $71 million in gains on sale of investments, $37 million of interest income and $15 million in investment income from the company's holding of Fording Canadian Coal Trust units.

Income and resource taxes included capital gains taxes of $13 million on the gain on sale of investment of $71 million. Excluding these amounts, income and resource taxes on earnings of $610 million were $220 million or 36%. This composite tax rate was higher than the Canadian Statutory rate of 34% as it includes the effect of provincial mineral taxes in Canada, which increases the overall tax rate for certain operations. Partially offsetting this was the effect of depletion allowances in Canada and the United States.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $461 million in the first quarter compared with $288 million a year ago due mainly to higher operating profits. Cash flow from operations, after changes in non-cash working capital items, was $371 million compared with $309 million in the previous year. The increase in non-cash working capital items was due in part to a buildup of inventory at Red Dog, which is seasonal, and at the Elk Valley Coal Partnership.

Capital expenditures in the first quarter were $74 million of which $44 million was sustaining capital and $30 million was for development projects. Funding for the Fort Hills oil sands project totalling $54 million, including the purchase of additional oil sand leases and land purchased for the upgrader site. The company received $110 million on the sale of investments in the period.

Cash used on financing activities in the first quarter included $81 million of dividends and long-term debt repayments of $210 million, of which US$150 million was for the debenture which matured in February 2006.

After paying $81 million of dividends, $210 million to reduce corporate debt and $128 million on capital expenditures and investments, the company increased its cash position by $81 million in the quarter to $3.2 billion at March 31, 2006, against total long-term debt of $1.5 billion excluding the Inco exchangeable debentures.

The company also had bank credit facilities aggregating $1.1 billion. Unused credit lines under these facilities amounted to $920 million.

CORPORATE DEVELOPMENT

Construction of the Pogo mine in Alaska was completed in the first quarter except for the installation of the underground ore conveying system which is expected to be fully operational in the second quarter. Underground development and commissioning of the mine and mill are ongoing. Performance of the mill grinding and flotation circuits has met expectations but design throughput cannot be sustained because of inadequate tailings filtration capacity. Although the mine was expected to be in commercial production by the end of the second quarter, the current expectation is that it will operate at approximately 50-60% of design capacity at that time. The company intends, subject to management committee approval, to install a third filter at a cost of approximately US$10-12 million and undertake other filter plant modifications. Full production is not expected to be achieved until after the modifications are fully operational in the first quarter of 2007. Operating income or loss before commencement of commercial production will be capitalized as part of development costs.

The company and Falconbridge Ltd., 50/50 joint venture partners in the closed Lennard Shelf zinc operations in Australia, are planning a restart of operations at the Pillara mine and concentrator. The estimated total capital cost is A$23 million (C$20 million) excluding initial working capital requirements. The annual production rate is estimated to be 70,000 to 80,000 tonnes of zinc in concentrate during a mine life of four to five years. Mill startup is anticipated in January 2007 with full production by the end of the first quarter in 2007. The plan is subject to the final approval of both companies.

A pre-feasibility study for the Morelos gold project in Mexico began in the first quarter, including in-fill drilling, geotechnical, engineering and environmental studies. The results of the study are expected in the first quarter of 2007.

Fort Hills Energy Limited Partnership (Teck Cominco 15%), which is developing the Fort Hills oil sands project located 90 kilometres north of Fort McMurray, Alberta, purchased two additional oil sands leases for $60 million in the first quarter. The newly acquired leases are adjacent to the north boundary of the existing three Fort Hills oil sands leases and cover 12,986 acres, increasing the total land holdings to 58,138 acres. Development of the project is progressing with engineering and design work and a preliminary cost estimate is expected to be completed near the end of 2006.

On April 20, 2006 the Fort Hills Energy Limited Partnership published a document in connection with the permitting process for its Sturgeon Country upgrader including a potential first phase upgrader capacity of up to 170,000 barrels of bitumen per day, with ultimate capacity of up to 350,000 to 400,000 barrels of bitumen per day. This is substantially larger than the previously announced capacity. The Partnership will make a final decision regarding upgrader capacity later next year in the context of feasibility work on the Fort Hills oil sands project as a whole.

OUTLOOK

Except as discussed above in relation to Pogo, and elsewhere in relation to specific operations, there are no significant changes expected in operating plans or production rates at the company's operations for the balance of 2006.

The company reported record profits in the first quarter of 2006 due mainly to significantly higher commodity prices. Copper and zinc prices continued to move upward to all time highs subsequent to the quarter-end, with LME inventory levels for copper and zinc remaining at low levels and new short-term metal supplies constrained.

The continuing strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

The company's capital expenditures are estimated to be approximately $400 million for the year, including $190 million of sustaining capital expenditures at the company's operations and $210 million on development projects. Majority of the development costs will be spent on the Highland Valley Copper mine life extension and the Fort Hills oil sand project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings (the "Stay") pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

The original citizen's suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. The company continues to pursue a cooperative agreement with the EPA to conduct a remedial investigation and feasibility study under EPA oversight and consistent with CERCLA guidance. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance the offer to conduct and fund the studies will be sufficient to resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

ADOPTION OF NEW ACCOUNTING STANDARDS AND CHANGE IN ACCOUNTING POLICY

DEFERRED STRIPPING

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are to be amortized on a unit of production basis over the proven and probable reserves to which they relate.

Under the standard established by the EIC existing deferred stripping costs may continued to be carried on the Balance Sheet and amortized on a unit of production basis over the remaining life of the affected mines. As at January 1, 2006, the opening balance of capitalized stripping cost was $52 million. Mine expansion costs at Highland Valley Copper, which is considered to be a betterment of the property and can be capitalized under the new rules, totalled $8 million as at March 31, 2006.

MINERAL PROPERTIES COSTS

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the first quarter of 2006, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $12 million. The unrealized market loss on hedging positions totalled $8 million as at March 31, 2006.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)               2006                 2005                             2004
                                                   -------    ------------------------------   ------------------------------
                                                       Q1        Q4      Q3      Q2     Q1         Q4      Q3      Q2     Q1

Revenues                                            1,273     1,343   1,150     994    928      1,051     925     777    675
Operating profit                                      624       686     550     407    319        388     329     217    174
Net earnings                                          448       510     405     225    205        285     120     116     96
Earnings per share                                  $2.19     $2.50   $2.00   $1.11  $1.01      $1.42   $0.62   $0.60  $0.51
Cash flow (before changes to working
capital items)                                        461       555     476     330    288        403     329     197    180

OUTSTANDING SHARE DATA

As at April 18, 2006 there were 199,130,727 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 2,669,010 director and employee stock options with exercise prices ranging between $6.39 and $66.40 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion is set out in note 16 of the company's 2005 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this press release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and that there are no material unanticipated variations in the cost of energy or supplies.

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Donald R. Lindsay, President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Teck Cominco Limited (the issuer) for the period ending March 31, 2006;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.


Date:     May 5, 2006
       -----------------------------

       "DONALD R. LINDSAY"
------------------------------------
Donald R. Lindsay
President and Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Ronald A. Millos, Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Teck Cominco Limited (the issuer) for the period ending March 31, 2006;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.


Date:        May, 8, 2006
       -----------------------------


            "RONALD A. MILLOS"
------------------------------------
Ronald A. Millos
Chief Financial Officer